SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                              M.D.C. HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Per Share
                         (Title of Class of Securities)

                                   552676108
                                 (CUSIP Number)

        David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
                                 (303) 773-1100
              (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1 (b)(3) or 4, check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 552676108                                     Page 2 of 4 Pages
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================================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David D. Mandarich
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
    Not Applicable                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS
    00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E) [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    1,759,531
--------------------------------------------------------------------------------
8   SHARED VOTING POWER
    0
--------------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
    1,759,531
--------------------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
    0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,759,531
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not Applicable
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
    9.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------

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CUSIP No. 552676108                                     Page 3 of 4 Pages
----------------------------                            -----------------------

                                  AMENDMENT
                                    NO. 3
                                    TO THE
                                 SCHEDULE 13D

         The Reporting Person, David D. Mandarich hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.           Interest in Securities of the Issuer

                  (a) As of the close of business on June 12, 1998, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth below opposite his name (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-Q as of March 31, 1998).

================================================================================
      Name                      Shares of Common Stock              Percentage
--------------------------------------------------------------------------------
David D. Mandarich <F1><F2>           1,759,531                        9.8%
--------------------------------------------------------------------------------

<F1>  Includes 4,000 shares of Common Stock owned by the Reporting Person's minor children.

<F2>  Includes 383,333 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of June 12, 1998.


                  (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

================================================================================
Trade                        Price Per
Date                         Share ($)                    David D. Mandarich
--------------------------------------------------------------------------------
6/12/98                       $16.125                           3,000<F1>
--------------------------------------------------------------------------------
5/19/98                       $13.0625                         75,000<F2>
--------------------------------------------------------------------------------
<F1>   Reflects a gift to Reporting Person's minor children.

<F2>   Reflects a purchase upon exercise of previously granted stock options.

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CUSIP No. 552676108                                     Page 4 of 4 Pages
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1998



By:  /s/ David D. Mandarich
     -----------------------------
     David D. Mandarich
     Executive Vice President -
     Real Estate, Chief Operating
     Officer and Director